

05044367

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65883

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOMED Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Lakeshore Drive
(No. and Street)

Birmingham, (City) AL (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Thompson 205/945-1840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sellers, Richardson, Watson, Haley & Logan, LLP
(Name – *if individual, state last, first, middle name*)

2100A SouthBridge Parkway, Suite 380, Birmingham AL 35209
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 28 2005 THOMSON

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard W. Haley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOMED Financial, LLC, as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard W. Haley
Signature

Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOMED FINANCIAL, LLC

TABLE OF CONTENTS



SELLERS
RICHARDSON
WATSON
HALEY &
LOGAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
SOMED Financial, LLC

We have audited the accompanying statements of financial condition of SOMED Financial, LLC as of June 30, 2005 and 2004, and the related statements of income, changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SOMED Financial, LLC as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9–12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sellers, Richardson, Watson, Haley & Logan, LLP

August 5, 2005

An Independently Owned Member of the RSM McGladrey Network
P.O. BOX 530867, BIRMINGHAM, AL 35253 • 2100-A SOUTHBRIDGE PARKWAY, SUITE 380, BIRMINGHAM, AL 35209

SOMED FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

	Allowable	Non-Allowable	Total
ASSETS			
Cash	$ 27,435	$ -	$ 27,435
Receivables from brokers or dealers:			
Other	2,660	195	2,855
Other assets	-	9,762	9,762
TOTAL ASSETS	$ 30,095	$ 9,957	$ 40,052

	A.I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES			
Payable to brokers or dealers:			
Other	$ 350	$ -	$ 350
TOTAL LIABILITIES	350	-	350
MEMBER'S EQUITY			
Member's equity	-	-	39,702
TOTAL MEMBER'S EQUITY	-	-	39,702
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 350	$ -	$ 40,052

See notes to financial statements.

SOMED FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS	Allowable	Non-Allowable	Total
Cash	$ 16,777	$ -	$ 16,777
Receivables from brokers or dealers:			
Other	844	1,733	2,577
Other assets	-	9,967	9,967
TOTAL ASSETS	$ 17,621	$ 11,700	$ 29,321

LIABILITIES	A.I. Liabilities	Non-A.I. Liabilities	Total
Payable to brokers or dealers:			
Other	$ 350	$ -	$ 350
TOTAL LIABILITIES	350	-	350
MEMBER'S EQUITY			
Member's equity	-	-	28,971
TOTAL MEMBER'S EQUITY	-	-	28,971
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 350	$ -	$ 29,321

See notes to financial statements.

SOMED FINANCIAL, LLC

STATEMENTS OF INCOME
YEARS ENDED JUNE 30, 2005 AND 2004

	2005	2004
REVENUE		
Commissions		
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 2,828	$ 1,650
All other securities commissions	1,435	496
Total security commissions	4,263	2,146
Revenue from sale of investment company shares	827	2,258
Fees for account supervision, investment advisory and administrative services	1,882	100
Other revenue	40,262	24,912
Total revenue	47,234	29,416
EXPENSES		
Regulatory fees and expenses	6,116	2,664
Other expenses	30,387	15,415
Total expenses	36,503	18,079
NET INCOME	$ 10,731	$ 11,337

See notes to financial statements.

SOMED FINANCIAL, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED JUNE 30, 2005 AND 2004

Balance, June 30, 2003	$	17,634
Net income		11,337
Balance, June 30, 2004		28,971
Net income		10,731
Balance, June 30, 2005	$	39,702

See notes to financial statements.

SOMED FINANCIAL, LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 10,731	$ 11,337
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) in accounts receivable	(278)	(2,577)
(Increase) decrease in prepaid insurance	205	(9,967)
Increase in accounts payable	-	350
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	10,658	(857)
NET INCREASE (DECREASE) IN CASH	10,658	(857)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	16,777	17,634
CASH AND CASH EQUIVALENTS - END OF YEAR	27,435	$ 16,777

See notes to financial statements.

NOTE A – NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

SOMED Financial, LLC (the Company) is a wholly owned subsidiary of SMA Services, Inc. (SMAS). The Company was formed and organized as a limited liability company in the state of Alabama on September 25, 2002. The Company's business is to provide comprehensive brokerage services to its client base, including soliciting and effecting transactions in equities, municipal bonds, corporate bonds, mutual funds, and annuities (variable and fixed).

As a broker or dealer, the Company will operate pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3 and will not hold clients' funds or securities. The Company has established dealer-to-dealer agreements that allow it to work with outside representatives to reach its clients to solicit and effect transactions in such investments.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and short-term investments that have an original maturity of three months or less.

Revenue Recognition

Commission revenues earned on investment transactions executed by the Company's representatives are recognized at the time of the transaction.

Income Taxes

The Company has chosen to be treated as a partnership for federal and state income tax purposes. As a partnership, the Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on SMAS' income tax returns.

NOTE B – CONCENTRATIONS

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalent accounts in financial institutions, which from time to time exceed the federally insured limits.

NOTE B – CONCENTRATIONS (Continued)

The Company's commission revenue is generated solely from investment transactions with its client base, which are members of Southern Medical Association (SMA), therefore, the Company's existence is dependent upon the financial stability of SMA.

NOTE C – RELATED PARTY TRANSACTIONS

The Company was organized with the support of SMAS. SMAS has agreed to assist the Company by providing it with certain services or goods for charges agreed upon, such as rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services, and other general administrative and office expenses. Although SMAS did provide the Company with certain services, there were no such charges for the years ended June 30, 2005 and 2004.

SUPPLEMENTARY INFORMATION

SOMED FINANCIAL, LLC

COMPUTATION OF NET CAPITAL
JUNE 30, 2005

Total ownership equity from Statement of Financial Condition	$	39,702
Total ownership equity qualified for Net Capital	$	39,702
Total capital and allowable subordinated liabilities	$	39,702
Deductions and/or charges:		
Total nonallowable assets from Statement of Financial Condition		(9,957)
Other deductions and/or charges		(9,957)
Net capital	$	29,745

SOMED FINANCIAL, LLC

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
JUNE 30, 2005

Minimum net capital required	$	23
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	24,745
Excess net capital at 1000%	$	29,710

SOMED FINANCIAL, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
JUNE 30, 2005

The Company operated pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c 3-3 and did not hold clients' funds or securities during the year ended June 30, 2005.

SOMED FINANCIAL, LLC

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
JUNE 30, 2005

No material differences exist between the Computation of Net Capital and the Computation of Reserve Capital Requirements as of June 30, 2005 contained herein and the Company's corresponding unaudited most recent Part II and Part II A filing of form X-17A-5.

SOMED FINANCIAL, LLC

REPORT ON MATERIAL INADEQUACIES
JUNE 30, 2005

The audit of SOMED Financial, LLC as of and for the year ended June 30, 2005 did not disclose any material inadequacies.


SELLERS
RICHARDSON
WATSON
HALEY &
LOGAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON REPORTABLE INTERNAL CONTROL
CONDITIONS NOTED IN AN AUDIT

To the Board of Directors
SOMED Financial, LLC

In planning and performing our audit of the financial statements of SOMED Financial, LLC for the year ended June 30, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Our consideration of internal control would not necessarily disclose all internal control matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

Because of inherent limitation of internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal control to future periods is subject to the risk that internal may become inadequate because of changes in conditions or that the degree of compliance may deteriorate. Our consideration of internal control would not necessarily disclose all matters that might be reportable conditions.

This report is intended solely for the information and use of the Board of Directors, management, others within the Company, NASD, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Sellers, Richardson, Watson, Haley & Logan, LLP

August 5, 2005

An Independently Owned Member of the RSM McGladrey Network

P.O. BOX 530867, BIRMINGHAM, AL 35253 ∘ 2100-A SOUTHBRIDGE PARKWAY, SUITE 380, BIRMINGHAM, AL 35209

TELEPHONE: 205.871.2106 ∘ FAX: 205.870.1502